
PERKINS CROSSING
FARM • FLOWERS • COMMUNITY
Brighter Days
A Stronger Community
GATHER • LEARN • CELEBRATE
AT PERKINS CROSSING
PERKINS CROSSING
FARM • FLOWERS • COMMUNITY
FARM MARKET
U-PICK CHECK IN
EVENTS & CLASSES
RESTROOMS
MORE GOOD DAYS
Fresh
Flowers
Local Food
Stronger
Tomorrows

perkinscrossing.com Blue Eye, MO

PERKINS CROSSING LLC

A premier four-season agritourism farm in the Branson–Table Rock Lake corridor

Highlights

1. Four-Season Business Model: 6 planned revenue streams built to generate income year round.

2. Property & Readiness: 70 acres under contract, with 10 acres already zoned for commercial use.

3. Experienced Team with experience managing $350M–$800M budgets and building businesses.

4. Traffic & Visibility: 2 million vehicles pass our 920 feet of frontage on

4. Traffic & Visibility: 2 million vehicles pass our 930 feet of frontage on Highway 86 each year.

5. Three generations building one family-owned farm for the generations that follow.

6. Frictionless Hospitality: No gate fee, free water and an open invitation to explore.

7. Accessibility: Designed so guests of all ages and mobility levels can enjoy the farm together

Team



J. M. "Jack" Perkins Operations Manager/Co-founder

Agricultural Business degree, Fresno State. Managed 1,100 acres of drip-irrigated production and sheep flocks up to 1,000. Former Texaco business analyst managing $350M–$800M budgets



DK Raymer Perkins Founder

35+ years in marketing and business development. Early career in a family-owned commercial bakery; later a professional wedding planner & florist. Writer, entrepreneur and accessibility/customer-experience strategist.

Pitch Deck


PERKINS CROSSING
FARM & MARKET

A working farm and agri-tourism destination on 69.5 acres in Stone County, Missouri

Raising $1,220,600 on Wefunder

A 7-year promissory note at 10%, paid quarterly · First payment June 2027

Six revenue streams · Profitable in year one · 69.5 owned acres

417-234-6264 · perkinscrossingmo@gmail.com · perkinscrossing.com

---

Memo


PERKINS CROSSING
FARM · FLOWERS · COMMUNITY
Good Food
Brighter Days
A Stronger Community
GATHER · LEARN · CELEBRATE
AT PERKINS CROSSING
PERKINS CROSSING
FARM · FLOWERS · COMMUNITY
FARM MARKET
U-PICK CHECK IN
EVENTS & CLASSES
RESTROOMS
MORE GOOD DAYS
Fresh
Flowers
Local Food
Stronger
Tomorrows
CONCEPT RENDERING — PROPOSED MULTI-PURPOSE BUILDING
Rooted in the Ozarks. Growing a Brighter Tomorrow.

Concept rendering of Perkins Crossing's Phase 1 multi-use building, designed to house Glammie's Garden, workshops and classes, and limited farm sales while creating a welcoming gathering place from the farm's earliest days.

1. Welcome to Perkins Crossing

Perkins Crossing is a 70-acre working farm and agritourism destination being built by three generations of one family in Missouri's Branson–Table Rock Lake corridor.

Agriculture is at the heart of the business, but Perkins Crossing

is being designed to be more than a farm people drive past.

Visitors will be able to stop for breakfast, explore the farm, pick flowers and pumpkins, see the sheep, take a class, attend an event or simply spend time outdoors with their families.

We're building Perkins Crossing in phases.

Round 1: Build the Farm

Our first raise is designed to acquire the property, establish essential infrastructure, purchase equipment and launch the first six revenue streams: Perkins Porch, U-pick flowers, sweet corn, pumpkins, Katahdin hair sheep, and classes and workshops.

Round 1 also includes a 40' × 60' multipurpose farm building that will serve as the first home of Glammie's Garden, provide space for classes and workshops, and accommodate limited farm sales as Perkins Crossing begins operations.

The goal is straightforward:

Get the farm working and earning.

Round 2: Build the Experience

Once Phase 1 is operating, our next stage of development can add the Farm Market and retail operation, bakery, U-pick strawberries, barn and additional visitor experiences.

That approach allows us to establish an operating farm, develop real customer and revenue data, and then expand the destination around what we learn.

We may also pursue agriculture, rural-development and accessibility grants as Perkins Crossing grows. Those grants are not required for Phase 1 to operate, and our commitment to accessibility begins with the farm's initial development.

First, we build the farm. Then we expand the experience around it.


PERKINS CROSSING
FARM • FLOWERS • COMMUNITY
Good Food. Brighter Days.
ROOTED IN THE OZARKS
Right in the Heart of It All
to I-44
St. Louis
Springfield, MO
Nixa
Ozark
Highlandville
13
65
Reeds Spring
Kimberling City
Branson, MO
12 miles
Table Rock Lake
Eagle Rock
Gateway
Ridgedale
Missouri
Arkansas
Omaha
21
86
62
Eureka Springs
Berryville
Bentonville, AR
PERKINS CROSSING
Blue Eye, Missouri
Green Forest
Harrison, AR
to Little Rock
GOOD PEOPLE
GOOD FOOD
BRIGHTER DAYS
Easy to Get To.
Hard to Forget.
DRIVE TIMES TO
PERKINS CROSSING
Branson, MO 12 mi
via MO 86
Harrison, AR 46 mi
via US 62 west
Springfield, MO 55 mi
via MO 13 south
Bentonville, AR 65 mi
via US 62 east
Scenic Roads.
Stronger Tomorrows.
FARM • FAMILY • COMMUNITY
ALL ARE WELCOME HERE
PERKINS CROSSING | BLUE EYE, MISSOURI | ROOTED IN THE OZARKS

Perkins Crossing sits in the Branson–Table Rock Lake tourism corridor, within easy driving distance of Branson, Springfield, Harrison and the Northwest Arkansas communities of Rogers, Bentonville and Fayetteville.

2. Why Here

For an agritourism business, location isn't simply where the farm happens to be.

It's part of the business model.

Perkins Crossing sits directly on State Highway 86 in Missouri's Branson–Table Rock Lake corridor, with approximately 930 feet of highway frontage.

In 2025, Missouri Department of Transportation traffic counts measured **2,133,000 vehicles passing the property**. Our current financial model assumes approximately 40,000 annual visitors, less than 2% of that measured traffic. The traffic count is measured; the visitor number is our management assumption.

That gives Perkins Crossing something many destination

That gives Perkins Crossing something many destination businesses have to spend heavily to create:

Visibility before we spend the first marketing dollar.

Highway 86 carries visitors through one of the Midwest's established tourism regions, connecting Perkins Crossing with destinations including Branson, Table Rock Lake, Big Cedar Lodge, Thunder Ridge Nature Arena and Dogwood Canyon Nature Park.

But tourism is only part of the market.

Perkins Crossing also sits within driving distance of three significant regional population corridors: Springfield, Missouri to the north; the rapidly growing Rogers–Bentonville–Fayetteville region of Northwest Arkansas to the west; and Harrison, Arkansas to the south.

The Springfield and Northwest Arkansas metropolitan areas alone represent more than 1.1 million residents, creating a substantial regional market for repeat visits in addition to the continual flow of tourists through the corridor.

That distinction matters to our business model.

Tourism gives Perkins Crossing a continuing supply of potential first-time visitors.

Regional families give us an audience that can come back for flowers in spring, sweet corn in summer, pumpkins in fall, classes throughout the year and new experiences as the farm grows.

Perkins Porch gives both groups an easy first reason to stop.

A traveler doesn't have to plan an entire day at Perkins Crossing. A local or regional customer doesn't have to wait for a festival or seasonal attraction. They can simply turn in for breakfast or coffee, discover what's happening on the farm and decide what brings them back next time.

We're not building a destination and then trying to figure out

We're not building a destination and then trying to figure out how to bring traffic to it.

The traffic already exists. We're building a reason to turn in.


GOOD FOOD
OPEN SPACES
BRIGHTER DAYS
PERKINS
CROSSING
FARM · FLOWERS · COMMUNITY

Concept rendering of the future Perkins Crossing entrance from Highway 86 — the gateway to a working farm designed to become a welcoming, year-round agritourism destination.

3. What We're Building

Perkins Crossing is a working farm built around agriculture, food, education and experiences that give people reasons to return throughout the year.

At the center is the farm itself.

We're using regenerative practices designed to improve soil health, protect water resources and support the relationships among crops, livestock, pollinators and wildlife.

Those relationships also create opportunities to teach.

A beekeeper can bring hives to the farm to help pollinate our

A beekeeper can bring hives to the farm to help pollinate our crops and teach visitors about the role bees play in agriculture. A bird-identification station can turn wildlife already using the property into another learning opportunity. Gardens, fields and livestock can become places where people see agriculture happening rather than simply reading about it.

The farm is the curriculum.

Around that working farm, we're building experiences that allow visitors to participate.

They might arrive for breakfast at Perkins Porch and stay to walk through the flower field.

They might come back in summer for sweet corn, take a gardening class, bring their children to see the sheep or return in fall to choose a pumpkin.

As Perkins Crossing grows, additional experiences can be added around the agricultural foundation without changing what the business is at its core.

That matters because the individual pieces are designed to support one another.

The flower field creates a U-pick experience while supplying Glammie's Garden. Crops create products to sell and opportunities to teach. Sheep produce agricultural revenue while contributing to pasture management and the visitor experience. Classes turn what we're already doing on the farm into another source of revenue.

And Perkins Porch gives customers a reason to discover all of it.

The experience changes with the seasons, which means the farm itself gives people reasons to return and see what's different.

We're building a farm that gets better with time and keeps giving people another reason to come back.

4. Built for Four Seasons

Farming follows the seasons.

Farm income doesn't have to follow just one.

Perkins Crossing is being designed so different parts of the business take the lead at different times of year.

Winter is naturally quieter outdoors, but Perkins Porch continues operating while classes and workshops can move online as well as on-site, reaching customers beyond the farm's geographic market. As Glammie's Garden develops, Valentine's roses can create another reason to do business with Perkins Crossing while the fields are dormant.

Spring brings the farm back to life. Flowers begin blooming, sheep and lambing become part of the experience, classes move outdoors and seasonal events such as a Spring Festival give families a reason to return. In Phase 2, U-pick strawberries can add another major spring attraction.

Summer brings U-pick flowers, sweet corn, the Living Classroom and the height of tourism traffic through the Branson–Table Rock Lake corridor. A Sweet Corn Festival can turn one of the farm's crops into a larger seasonal experience.

Fall brings pumpkins, flowers, arrangements, mums and harvest-season activities. The farm changes visually, and the reasons to visit change with it.

After Halloween, the surrounding tourism market shifts toward Thanksgiving and Christmas. Perkins Porch, classes, workshops and future retail and bakery operations can participate in that holiday traffic while the agricultural side of the farm prepares for another growing season.

Online education adds another layer to the four-season model. Classes and agritourism training do not have to depend entirely on Missouri weather or on customers being physically present at

the farm.

Not every customer has to drive through the front gate.

We're not trying to eliminate seasonality from farming.

We're designing a business that knows how to work with it.


PERKINS CROSSING
FARM • FLOWERS • COMMUNITY
Good Food. Brighter Days.
ROOTED IN THE OZARKS
Fuel Your Farm Day
FRESH FOOD
HAPPY PEOPLE
STRONGER
TOMORROWS
Good Morning!
Biscuits & Gravy
Breakfast Sandwiches
Fresh Coffee
Local Pastries
& More
ORDER HERE
PERKINS PORCH
Breakfast Anytime
FARM FRESH FOOD BRIGHTER DAYS
COFFEE • BISCUITS • LOCAL GOODNESS
GOOD FOOD Brighter Days
U-PICK FIELDS
FLOWER GARDEN
FARM MARKET
RESTROOMS
CONCEPT RENDERING — PROPOSED PERKINS PORCH FOOD TRAILER (PHASE 1)
Simple. Fresh. On Your Way to a Brighter Day.

Concept rendering of Perkins Porch, where breakfast anytime and an easy stop along Highway 86 put Perkins Crossing's philosophy of Frictionless Hospitality into practice from Day One.

5. Frictionless Hospitality

Perkins Crossing is being designed around a simple idea: **Make it easy to come. Make it easy to stay. Make it easy to come back.**

There is no admission charge. Someone driving Highway 86 can stop at Perkins Porch for breakfast, grab a $2 coffee and continue on their way without committing to a day at an attraction.

But while they're there, they may notice the sheep. Or the flowers. Or something happening on the farm that makes them stay a little longer.

For local residents, a quick breakfast on the way to work or school may become a return visit later with children, grandchildren or friends.

We call this **Frictionless Hospitality:** removing the little barriers that make people hesitate before turning in, then continuing that hospitality after they arrive.

Free water. Affordable coffee. Comfortable places to sit and rest. Shade on a hot Missouri afternoon. Flowers and animals to wander over and see. Live local music that may simply be part of the day's backdrop. None requires another ticket, another reservation or another decision to spend money.

The goal is not to turn every visitor interaction into a transaction. It is to create an environment where people feel welcome enough to stay.

And when people stay, they discover more.

Someone who stopped for breakfast may wander through the flowers. A family may sit for a while and listen to a musician before visiting the sheep. A workshop participant may browse the farm store before heading home. A traveler who only had twenty minutes today may return when they have an afternoon.

That time matters. It creates opportunities for additional purchases, but more importantly, it creates familiarity, memories, repeat visits and word of mouth.

Our marketing philosophy follows the same principle: make turning in easy, create an experience worth talking about, and earn the next visit rather than putting another barrier in front of the first one.

Come for breakfast. Stay for the farm.


ROOTED IN THE OZARKS
PUMPKIN PATCH
HAYRIDES
FLOWER FIELDS
FARM ANIMALS
SNACKS & TREATS
ACCESSIBLE PATHS
More Good Days
PERKINS CROSSING
Pumpkin Patch
HAYRIDES
GOOD FOOD
GREAT PEOPLE
BRIGHTER DAYS
ALL ABILITIES ALL SEASONS ALL BELONG
Fall HARVEST Happier Together
CONCEPT RENDERING — PROPOSED PUMPKIN PATCH & FALL HARVEST EXPERIENCE (PHASE 1)
Same Roots. New Reasons to Gather.

Concept rendering of fall at Perkins Crossing, where seasonal traditions, farm experiences and accessible design come together to create a place everyone can enjoy.

6. This Farm Is for Everyone

Some of the best farm memories happen when people can experience them together.

A child picking a pumpkin. A family walking through a field of flowers. Three generations sitting down for breakfast before exploring the farm.

But those experiences aren't really shared if part of the family can't participate.

That's why accessibility is being designed into Perkins Crossing from the beginning.

Mobility challenges aren't limited to older adults. They can affect people at any age. Someone may use a wheelchair, walker or other mobility aid because of a lifelong disability, a neuromuscular or degenerative condition, an injury or a surgery that didn't produce the outcome they hoped for. Sometimes the person who needs an accessible environment is a grandparent. Sometimes it's Mom or Dad. Sometimes it's a child.

We want Perkins Crossing to be a farm more people can

experience together.

And that means starting with the practical things.

Many farm attractions rely on portable toilets placed somewhere on the property. That may work for many visitors, but it can create a very different experience for someone with limited mobility.

Perkins Crossing will have mobility-friendly restrooms.

As the farm develops, accessible paved pathways will connect key areas so visitors aren't automatically excluded because they can't comfortably navigate rough or uneven farm terrain.

We'll also use raised growing beds in selected areas so visitors who have difficulty kneeling, bending or reaching the ground can still experience something as simple and joyful as picking flowers. As Perkins Crossing expands into U-pick strawberries, we can apply the same thinking there.

Watching someone else enjoy an activity is very different from being able to experience it yourself.

Because accessibility isn't only about getting someone **to** an activity.

It's about giving them a way to **participate in it.**

ACCESSIBILITY FROM THE GROUND UP

Restrooms. Pathways. Raised beds. Places to rest. Experiences designed for participation.

Our planning goes beyond any single feature. It's about places to sit and rest. Reasonable distances between activities. Clear routes. Accessible gathering and learning spaces. And experiences designed with the understanding that not everyone moves through the world in exactly the same way.

The goal isn't to turn a working farm into something it isn't.

The goal is to make more of the farm available to more people.

Accessibility will grow along with Perkins Crossing. Phase 1 begins the commitment, and future development can expand accessible trails, activities and experiences throughout the property. Where appropriate, we may also pursue grants that could help us go farther, but our accessibility plans do not depend on receiving them.

This isn't an accommodation we're planning to bolt onto Perkins Crossing someday.

It's part of how we're building the farm.

Because when people come to Perkins Crossing together, we don't want one of them sitting on the sidelines while everyone else makes the memories.

We want them making those memories together.



PERKINS CROSSING
FARM • FOOD • PEOPLE • TOMORROW
ONE FARM. MULTIPLE WAYS TO EARN.
SIX PHASE 1 REVENUE STREAMS
Good Food
Brighter Days
Stronger Tomorrows
PERKINS PORCH
BREAKFAST ANYTIME $2 COFFEE GOOD FOOD BRIGHTER DAYS
LEARN GROW CREATE BELONG
CLASSES WORKSHOPS GOOD COMPANY
PUMPKIN PATCH
U-PICK FLOWERS
HEALTHY LAND HEALTHY ANIMALS BRIGHTER TOMORROWS
SWEET CORN & FLOWER FESTIVAL
LOCAL FOOD FAMILY FUN FARM FOREVER
PERKINS PORCH
Breakfast Anytime
CLASSES & WORKSHOPS
On-site + Online
PUMPKIN PATCH
Fall Agritourism
U-PICK FLOWERS
Seasonal Experiences
KATAHDIN SHEEP
Livestock + Farm Experiences
SWEET CORN & FLOWER FESTIVAL
Summer Agritourism
Six distinct Phase 1 revenue streams create multiple reasons to visit, multiple ways to earn and a business model that isn't dependent on a single season or attraction.

Concept rendering of Perkins Crossing in full swing — six distinct Phase 1 revenue streams working together to create year-round earning potential, seasonal reasons to return, and a farm experience designed to grow over time.

7. One Farm. Multiple Ways to Earn.

Perkins Crossing isn't being built around one crop, one attraction or one source of revenue.

Phase 1 launches six revenue streams within one interconnected farm business:

farm business:

Perkins Porch — Breakfast and lunch, operating year-round.

U-pick flowers — Beginning with one acre and expanding as the farm grows.

Sweet corn — Sold fresh and cooked during the summer season.

Pumpkin patch — A fall crop and seasonal destination.

Katahdin hair sheep — A commercial flock producing lamb sales while also contributing to pasture management and the visitor experience.

Classes and workshops — Year-round educational programming offered both on the farm and online, built around gardening, agriculture, food and seasonal activities.

They won't all begin earning at the same time.

That's intentional.

Our financial model projects Perkins Porch opening within 30 days of funding, giving Perkins Crossing a way to begin generating revenue while the first crops are planted, the sheep flock arrives and other parts of the farm come online.

Classes and workshops follow. Then flowers. Sweet corn. Pumpkins. Lamb sales.

By the end of the first full year of operation, all six Phase 1 revenue streams are projected to be active.

Perkins Porch does much of the heavy lifting early. Our current model projects the food trailer producing approximately 60% of gross profit in 2027.

But that's not where we expect the business mix to stay.

As crop acreage expands and the other revenue streams mature, the food trailer's projected share of gross profit falls below half by 2029.

That's an important part of the plan.

That's an important part of the plan.

We're using a business that can begin earning quickly to help support parts of the farm that naturally take longer to develop.

And we're spreading agricultural risk across more than one crop.

If weather hurts one crop, it doesn't automatically eliminate the others. A poor pumpkin season doesn't stop breakfast sales. A problem with the sheep doesn't stop the flower field. And a rainy Saturday may change what happens outdoors without eliminating every reason someone has to do business with Perkins Crossing.

Diversification doesn't remove risk.

It gives the business more than one way to respond to it.

Our current projections show gross sales growing from approximately **$511,000 in 2027 to $730,000 in 2028 and $811,000 in 2029** as acreage expands and the livestock operation matures.

Those are management projections, not guarantees. Perkins Crossing is a startup, and actual results will depend on execution, weather, customer demand and the many other variables that come with building a new agricultural business.

But the strategy behind those projections is straightforward:

Start earning quickly. Bring additional revenue streams online in stages. Let the stronger early producers help support the slower ones. Then grow the mix as the farm matures.

One farm.

Six Phase 1 revenue streams.

Multiple ways to earn.

Future projections are not guaranteed.


PERKINS CROSSING
FARM • FLOWERS • COMMUNITY
Good Food. Brighter Days.
Healthy Land
Happy Animals
Stronger Tomorrows
REGENERATIVE FARMING


ROOTED IN THE OZARKS
EDUCATION OPPORTUNITIES
A MORE RESILIENT FOOD SYSTEM
KATAHDIN SHEEP
HEALTHY LAND
HEALTHY FOOD
BRIGHTER DAYS
PASTURE RAISED
NATURAL GRAZERS
REGENERATIVE FARMING
EDUCATION & TOURS
A STRONGER TOMORROW
Animals
Land
People
All Connected
CONCEPT RENDERING — PROPOSED KATAHDIN SHEEP & PASTURE EXPERIENCE (PHASE 1)
Caring for Today. Cultivating Tomorrow.

Concept rendering of the Katahdin flock at Perkins Crossing — part of the Phase 1 investment in livestock, regenerative land management and the working-farm experience that will grow alongside the business.

8. Putting Investment to Work

The first objective of this raise is to put Perkins Crossing into operation.

That means acquiring the 69.5-acre property, preparing the land, installing essential infrastructure, purchasing the equipment needed to operate the farm, establishing the Katahdin hair sheep flock, opening Perkins Porch and completing the first multipurpose farm building.

In other words, this isn't capital being raised to study whether Perkins Crossing can be built.

It's capital being raised to build it.

Phase 1 Use of Funds

Perkins Crossing is raising **$1,220,600** to fully fund Phase 1.

Property acquisition — $600,000

Purchase of the 69.5-acre Perkins Crossing property, including 10 acres already zoned for commercial use.

Farm building and site work — $245,000

Construction of one 40' × 60' multipurpose farm building, plus essential site work including the entrance, gravel parking, well, septic system and related property preparation.

Vehicles and equipment — $145,600

Vehicles, farm equipment and operating equipment required to launch and support the initial revenue streams.

Working capital and contingency — $100,000

Operating runway and contingency funding as the six Phase 1 revenue streams come online.

Loan and funding fees — $100,000

Offering and funding expenses associated with completing the raise.

Katahdin breeding flock — $30,000

The initial hair sheep flock that establishes the livestock portion of the farm.

Total Phase 1 raise — $1,220,600

From Investment to Operation

Phase 1 capital moves Perkins Crossing from property acquisition to operating business.

Perkins Porch is projected to open within 30 days of funding, allowing the farm to begin generating revenue while other pieces come online. Fencing and equipment put the acreage into agricultural production. The breeding flock establishes the livestock operation. The multipurpose building gives Glammie's Garden, classes, workshops and limited farm sales their first permanent home.

And some of the equipment needed to begin farming is already here.

The owners are contributing a 60 HP tractor with loader, brush mower and angle blade, equipment the current operating plan identifies as sufficient for Phase 1 field work. Those assets do not have to be purchased with investor capital.

Additionally, Perkins Crossing already benefits from professional website management and Security services, including social media and marketing support provided by Web Design By Knight, St. Louis. Our first website is already built: perkinscrossing.com

The current plan deploys Phase 1 capital by February 2027. Growth planned for 2028 and 2029 is funded from operations rather than requiring additional Phase 1 investment.

The objective isn't to build everything Perkins Crossing may someday become. It's to fund everything Phase 1 needs to begin operating and earning.

What Comes After Phase 1

Phase 2 is deliberately **not funded by this raise.**

It includes the Farm Market, bakery, expanded floral operation, U-pick strawberries and the additional infrastructure required to support them. Before moving forward, the current plan calls for a full year of Phase 1 operating results at or above plan, visitor counts that validate our assumptions, adequate debt-service coverage, updated construction quotes and separate financing for Phase 2.

That keeps the purpose of this raise clear:

Build Phase 1. Put the farm into operation. Generate real results. Then make the next investment decision from an operating business rather than a projection.





The Perkins family on the future home of Perkins Crossing Farm & Market — September 2026.

9. Why Us

Perkins Crossing began with a longstanding family desire to farm again, but we knew the next farm needed to be built differently.

Years earlier, the Perkins family had operated a more traditional farm in another region of Missouri, where the land supported larger-scale production and acres devoted to a single crop.

When the family moved to Stone County ten years ago, the landscape changed.

Southern Stone County is rugged and rocky, and it isn't naturally suited to recreating the kind of large-scale crop operation the family had known before. But the region has something else: a tourism economy that brings millions of visitors into the area.

So when conversations about farming again became serious, the question wasn't simply:

What should we grow?

It was:

What kind of farm makes sense here?

We started by looking at the business before we looked at what to plant or build.

Around the family table, we asked three generations to identify their experience, strengths and professional competencies.

What do we already know how to do well?

The answers were remarkably broad.

Agriculture. Livestock. Finance. Construction. Heavy equipment. Food service. Restaurants. Coffee operations. Hospitality. Education. Floral design. Horticulture. Business administration. Accounting. Marketing. Customer experience. Photography. Film and video. Outdoor recreation.

Those answers helped shape Perkins Crossing.

Rather than designing a farm first and then figuring out how to staff and operate it, we built the business model around capabilities that already existed within the family, combined with the opportunities presented by the land, the location and the tourism market.

Flowers weren't added simply because U-pick flowers are popular. We already had **professional floral, horticultural and wedding-industry experience** within the family.

Livestock wasn't added because sheep look good in a farm photograph. We already had substantial sheep-management experience and another generation with a strong aptitude for livestock.

Food wasn't added simply because agritourism visitors need

somewhere to eat. Our family already had experience in bakeries, restaurants, culinary work, high-volume coffee service and hospitality.

Education, outdoor experiences, professional media and the other elements of the larger Perkins Crossing plan grew from the same process.

We didn't assemble a family to fit the farm. We designed the farm around the strengths of the family and the opportunities of the place we now call home.

Jack Perkins — Agriculture, Financial Management and Operations

Jack brings an unusual combination of agricultural experience and large-scale financial management to Perkins Crossing.

Agriculture came first. Jack holds a degree in **Agricultural Business from Fresno State** and has managed farming operations at significant scale, including approximately 1,100 acres of drip-irrigated production for Rio Bravo Ranch.

His livestock experience includes working with sheep in flocks of up to 1,000 animals as well as owning and managing his own heritage flock. His approach to agriculture has long emphasized regenerative practices, land stewardship and working with natural systems.

That experience is directly reflected in Perkins Crossing, from the selection and management of the Katahdin flock to pasture management, soil health and crop production.

Jack also brings decades of corporate financial and operational experience. During his career with Texaco, he managed budgets ranging from approximately $350 million to $800 million.

At Perkins Crossing, Jack leads the financial model, budgets, capital planning, agricultural operations, equipment decisions and much of the operational planning required to move the farm from concept to working business.

He's managed hundreds of millions of dollars.

He's also managed 1,100 acres and a whole lot of sheep.

Perkins Crossing requires both.

D.K. Raymer Perkins — Business Development, Marketing and Customer Experience

D.K. brings more than 35 years of experience in marketing, writing, business development and building businesses of her own.

Her experience in the Branson tourism economy began much earlier. Her family's commercial bakery operated in Branson for seven years and supplied bread to Silver Dollar City, Shepherd of the Hills Farm and Candlestick Inn during the 1970s. She later spent 15 years as a professional wedding planner and florist, giving her direct experience in several of the customer-facing industries that are now part of Perkins Crossing.

Her career has also included professional writing, project development and the creation of intellectual-property-based ventures.

At Perkins Crossing, D.K. leads business development, marketing and customer-experience strategy. Her thinking is behind the farm's Frictionless Hospitality model and the emphasis on making the first visit easy, then giving customers reasons to return.

Her professional background in home modification and aging-in-place also informs the accessibility principles being built into Perkins Crossing from the ground up.

Perkins Crossing isn't beginning without a marketing operation and hoping one appears later. The family has access to an established web and digital marketing team through Web Design by Knight in St. Louis, Missouri, along with professional filmmaking, photography and video-production talent within

the family.

Three Generations of Operating Depth

The rest of the family isn't simply standing behind the founders. Their experience helped shape the business, and their skills give Perkins Crossing depth across many of the functions the farm will need.

Nate Perkins — Infrastructure & Cinematic Media

Nate brings experience in construction, heavy equipment operation, arboriculture and property development, along with corporate restaurant management and team training. He also has a professional career in cinematography and video production. His combination of skills gives Perkins Crossing practical infrastructure and hospitality experience, along with in-house talent for documentary, educational and marketing content.

Dawn Perkins — Hospitality & Homestead Education

With a degree in child education, decades of ministry leadership and experience in hospitality, agriculture and food, Dawn brings both teaching and practical farm knowledge. Her agricultural background includes managing pear orchards and raising poultry for the fine-dining market. She will help shape educational programming, hospitality and hands-on workshops.

Asher Perkins — Culinary Experience & Visual Media

Asher brings professional photography and videography experience as well as considerable culinary talent. He will lead development of Perkins Crossing's farm-to-table food experiences and help establish menus and culinary standards across the farm's food operations, connecting the experience we create with the way we tell its story.

Jonathan Perkins — Operations & Guest Experience

Jon's experience spans residential construction, livestock,

grounds maintenance and recreation. He has also managed coffee operations, experience that directly supports Perkins Porch, one of the farm's earliest and most important Phase 1 revenue streams. His role connects daily operations with the experience visitors have once they arrive.

Ashtyn Perkins — Business Operations & Floral Design

Ashtyn holds a BS in Business Management and brings substantial experience in accounting and bookkeeping, along with professional work requiring accuracy, documentation and administrative discipline. She will work closely with Jack on the financial and administrative side of Perkins Crossing, creating a natural handoff of the budgeting, accounting and financial-management systems he is establishing.

She will also work with D.K. on Glammie's Garden, bringing her interests in horticulture and design to one of the farm's most visible experiences.

Grace Perkins — Food Service & Guest Experience

Grace brings experience in high-volume coffee service, customer relations and crew management. Her background includes both working as a barista and managing teams in busy coffee venues, giving her practical experience with the pace, consistency and customer service required for Perkins Porch and other guest-facing operations.

Grace is also on our Social Media team, focused on conveying the Perkins Crossing farm experience through TikTok, Instagram, Threads and Pinterest.

David Perkins — Hospitality & Outdoor Experiences

David brings extensive restaurant-industry experience along with strengths in construction, people management and creating outdoor experiences. As the farm develops, those skills can support both food and hospitality operations and future recreational experiences such as outdoor play areas, orienteering and other ways for families to explore the property.

Uriah Perkins — Livestock Management & Education

Uriah has an exceptional aptitude for working with livestock and will play a growing role in the development of Perkins Crossing's animal-management and livestock-education programs. Working alongside Jack, he can help manage the Katahdin flock while developing the knowledge required to eventually carry that part of the operation forward.

Building More Than a Management Team

That last point is important.

Three generations doesn't simply mean three generations appear in the family photograph.

Knowledge is being transferred deliberately.

Jack is building the financial systems that Ashtyn can learn, operate and eventually carry forward. His decades of livestock and agricultural knowledge can be passed to Uriah and others who will assume greater responsibility as the farm grows.

The same process can happen throughout the business as the next generations work alongside one another in food, hospitality, infrastructure, agriculture, marketing, media and visitor experiences.

The next generations are helping build the systems they will eventually be responsible for running.

And being family-owned doesn't mean believing the family must know how to do everything. Perkins Crossing will continue to work with growers, agricultural specialists, tradespeople, producers, instructors and other professionals whose expertise belongs on a working farm.

Our plans already include relationships such as the beekeeper who will bring hives to the property for pollination while also helping turn that agricultural relationship into an educational opportunity for visitors.

opportunity for visitors.

Perkins Crossing is a family business.

But it is being built as a professional operation.

We're not building around one crop, one season, one source of revenue or one person's ability to keep everything running.

We're building around a family with complementary skills, a plan designed to use them, and another generation preparing to carry that plan forward.

That's the kind of resilience we wanted to build into Perkins Crossing from the beginning.

10. Risks & How We're Managing Them

There is no such thing as a risk-free farm.

Weather changes. Crops fail. Animals get sick. Equipment breaks. Construction costs change. Tourism fluctuates. Customers don't always behave the way a spreadsheet predicts.

The goal isn't to pretend those risks don't exist.

It's to build a business that doesn't depend on everything going right at the same time.

What if a crop fails?

Perkins Crossing isn't dependent on one crop.

Phase 1 includes flowers, sweet corn and pumpkins, along with livestock, food service and education. Those agricultural products have different growing seasons, production cycles and risk profiles.

Weather that hurts one crop may not affect another in the same way.

And agricultural weather doesn't determine whether we can sell

breakfast or teach an online class.

We can't diversify weather. We can diversify what weather is allowed to hurt.

What if the sheep operation takes longer to develop?

It will.

Livestock is intentionally one of the slower-growing parts of the Phase 1 model.

The Katahdin flock requires time to establish, breed and produce lambs for sale. Our model doesn't expect the first lamb sales until November 2027. Perkins Porch is designed to help carry feed costs during approximately the first 18 months while the flock develops.

That means the livestock operation doesn't have to produce immediate cash flow for the overall farm to begin earning.

And sheep are only one of six Phase 1 revenue streams.

What if visitor traffic is lower than projected?

Our current model assumes approximately 40,000 annual visitors.

That is a management assumption, not an established customer count.

What we do know is that Missouri Department of Transportation measured 2,133,000 vehicles passing the property in 2025. Reaching 40,000 annual visitors would represent less than 2% of that existing traffic.

That doesn't mean 2% of passing vehicles will automatically turn into Perkins Crossing.

We still have to earn the turn.

That is one reason Perkins Porch and our Frictionless Hospitality model are important. Breakfast and coffee create a low-cost, low-commitment reason to stop, while the farm gives

low-cost, low-commitment reason to stop, while the farm gives customers reasons to stay longer and return.

What if construction takes longer or costs more?

We simplified Phase 1 before asking investors to fund it.

Rather than constructing multiple buildings at launch, Phase 1 includes one 40' × 60' multipurpose farm building.

Perkins Porch also gives us an important advantage. Because it operates from a mobile food trailer, one of our earliest projected revenue streams can begin without waiting for construction of a permanent restaurant or commercial food-service building.

The agricultural portions of the business can also begin independently of the multipurpose building.

Our family brings substantial construction, heavy-equipment and property-development experience to the project, and the Phase 1 budget includes working capital and contingency funds.

What if one revenue stream underperforms?

That is one of the primary reasons Perkins Crossing was designed with multiple revenue streams.

Food can operate year-round. Crops follow different growing seasons. Livestock follows its own production cycle. Classes and workshops can be offered both on the farm and online, allowing educational revenue to continue through the winter and reach customers well beyond the farm's geographic market throughout the year.

That gives Perkins Crossing another form of diversification:

Not every customer has to drive through the front gate.

Our financial model projects that no individual crop represents more than 19% of gross profit, while Perkins Porch provides much of the early cash flow as the other streams mature.

If one part of the business falls short, management has other

operating areas to strengthen, expand or adjust.

What if the founders can't do everything?

We aren't planning to.

Perkins Crossing is being built by three generations with complementary experience in agriculture, livestock, finance, construction, food service, hospitality, education, marketing and business operations.

We're also deliberately transferring knowledge to the generations who will eventually assume greater responsibility for the farm.

And when expertise doesn't exist within the family, we'll use outside professionals rather than pretending it does.

What about the risk of being a startup?

Perkins Crossing does not have an operating history.

That matters.

Our financial projections are management estimates based on the operating plan, expected pricing, production assumptions, traffic data and anticipated costs. They are not guarantees of future performance.

The current model projects operating profitability during the first full year before financing costs. Actual results may be better or worse, and investors should understand that an investment in a startup agricultural business involves the possibility of losing some or all of their investment.

That is also why we're building in stages.

Phase 1 puts six revenue streams into operation and gives us actual operating data.

Phase 2 is not funded by this raise and will be considered only after Phase 1 produces a full year of operating results and the performance gates established in our plan are met.

We can’t remove the risks that come with agriculture, tourism or starting a new business.

Weather will still happen. Crops will still have good years and bad ones. Equipment will still break. Costs will still change.

But we can build a farm designed to withstand more of them.


PERKINS CROSSING
FARM & MARKET
Sweet Corn & Flower Festival
GOOD FOOD • FRESH PICKS • FAMILY FUN
JULY
Summer Tastes Better on the Farm.
PERKINS CROSSING
FARM & MARKET
LOCAL FOOD BRIGHTER PEOPLE
Good Food Brighter Days
Flowers Make Life Brighter
SWEET CORN
Farm Fresh. Local. Delicious.
PICK CORN
U-PICK FLOWERS
FARM FOOD
LIVE MUSIC
FAMILY FUN
Concept Rendering
Perkins Crossing Farm & Market

Concept rendering of a summer at Perkins Crossing a few years into the journey — a thriving farm, a familiar stop, and a place families return to season after season.

11. Building for Generations

Perkins Crossing is a crossing in more ways than one.

Geographically, the farm sits near the Missouri–Arkansas border in the Branson–Table Rock Lake corridor, a place where travelers from different directions already converge.

But the idea of a crossing also describes what we’re building.

It’s a place where agriculture and tourism meet.

Where food, education and experiences grow out of a working

Where food, education and experiences grow out of a working farm.

Where three generations bring different skills to the same family business.

And, we hope, where generations of visitors will spend time together.

Families in this region come back.

Children who visit Branson and Table Rock Lake with their parents often return years later with children of their own. That kind of generational tourism is part of what makes this area unusual, and it fits naturally with the kind of place we want Perkins Crossing to become.

We want a child to remember picking a pumpkin here.

A family to remember walking through the flowers.

Someone to remember feeding the sheep, eating breakfast at Perkins Porch, taking a class with a parent or grandparent, or simply spending an afternoon outside together.

And then we want to give them reasons to come back.

Twenty years from now, Perkins Crossing probably won’t look exactly the way it does in our plans today.

We hope it doesn’t.

Working farms change. Businesses evolve. New generations bring new ideas, new skills and new opportunities.

What we’re building now is the land base, the business and the operating systems that allow that evolution to happen responsibly.

The next generation shouldn’t simply inherit a collection of buildings and fields.

They should inherit a working business they understand because they helped build it.

And they should have room to make it better.

There are some things we hope won't change.

Perkins Crossing should remain rooted in real agriculture.

It should remain a place where families can spend time together.

People with different abilities should be able to participate.

Someone should still be able to turn in without buying a ticket just to walk through the gate.

And the land should be cared for with the understanding that someone else will be responsible for it after us.

Perkins Crossing isn't being built around a short-term exit.

It's being built for the next generation to carry forward.

And if we do this well, perhaps some of the families who discover Perkins Crossing in its first years will still be coming back with their next generation, too.

We're building a place worth coming back to.

And something worth passing on.